Exhibit 99.1

Matrix Capital Advisors, a Chicago RIA Serving High-Net-Worth Clients, Joins CI Private Wealth

MIAMI & TORONTO & CHICAGO--(BUSINESS WIRE)--December 1, 2021--CI Private Wealth, a division of CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX), today announced it has acquired Matrix Capital Advisors, LLC (“Matrix”), a Chicago-based registered investment advisor.

Matrix has been serving high-net-worth clients for more than 20 years and oversees US$615 million in assets. Matrix features a close-knit team of seasoned professionals led by Managing Directors Christopher Burke and Michael Wik. The personal relationships that Matrix forges with each client are a key aspect of the firm’s success, and its client-centric philosophy perfectly aligns with CI’s vision for its CI Private Wealth brand.

“We are excited to welcome another exceptional firm in Matrix Capital Advisors to CI Private Wealth,” said Kurt MacAlpine, CI Chief Executive Officer. “For two decades, Matrix has provided best-in-class service to high-net-worth clients in the greater Chicago area, building deep and meaningful relationships through a personal and customized approach. As part of CI Private Wealth, the Matrix team will continue to comprehensively serve their clients while taking advantage of the additional resources that CI can provide as a global firm.”

“CI was a natural choice for our firm and our clients, given the company’s long experience in asset management and wealth management, scale and dedication to building a national, client-focused private wealth company,” said Mr. Burke. “By combining with CI Private Wealth, we will benefit from CI’s capabilities and support in all aspects of the business, allowing us to further enhance the service and attention we provide to our clients.”

Cambridge International Partners LLC served as advisors to Matrix. CI was advised by Hogan Lovells US LLP. Financial terms were not disclosed.

CI also announced today that it has completed the previously announced acquisition of registered investment advisor McCutchen Group LLC (“McCutchen”) of Seattle. McCutchen, which manages US$3.4 billion in assets, provides comprehensive financial advisory services ranging from investment management to tax, charitable and estate planning, as well as family office services, to high-net-worth and ultra-high-net-worth clients in the Pacific Northwest and across the U.S. McCutchen is led by Matt McCutchen, the firm’s Founder and Chief Executive Officer.

These transactions add approximately US$4.0 billion in assets to CI’s U.S. wealth management business, bringing the total to approximately US$86.6 billion (C$107.3 billion). When all outstanding transactions are completed, CI’s U.S. wealth management assets are expected to be approximately US$98.2 billion (C$121.7 billion), with total assets globally reaching approximately US$283.4 billion (C$351.1 billion).

Asset amounts are as at October 31, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$331.8 billion (US$267.8 billion) in client assets as at October 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of GLAS Funds, LLC, Gofen and Glossberg, LLC, and R.H. Bluestein & Co. will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com